Exhibit 5.1

June 3, 2013

General Electric Capital Corporation
901 Main Avenue
Norwalk, CT 06851-1168

Re: General Electric Capital Corporation
Registration Statement on Form S-3

Ladies and Gentlemen:

          This opinion is furnished in connection with the preparation and filing by General Electric Capital Corporation, a Delaware corporation (the “Company”), with the Securities and Exchange Commission of a Prospectus Supplement (the “Prospectus Supplement”) to a Registration Statement on Form S-3 (No. 333-178262) (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), relating to the registration under the Securities Act of 10,000 shares of Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series C, liquidation preference $100,000 per share (the “Preferred Stock”).

          I have examined originals, or photostatic or certified copies, of such records of the Company and certificates of officers of the Company and of public officials and such documents as I have deemed relevant and necessary as the basis for the opinions set forth below. In my examination, I have assumed the genuineness of all signatures, the legal capacity and competency of all natural persons, the authenticity of all documents submitted to me as originals and the conformity to original documents of all documents submitted to me as copies.

          Based upon and subject to the foregoing and in reliance thereon, I am of the opinion that the shares of the Preferred Stock are validly issued, fully paid and non-assessable.

          This opinion is given as of the date hereof and is limited to the Federal laws of the United States and the Delaware General Corporation Law in effect on the date hereof.

          I consent to the incorporation by reference of this opinion into the Registration Statement, and further consent to the use of my name under the caption “Legal Matters” in the Prospectus Supplement.

Very truly yours,

/s/ Fred A. Robustelli

Fred A. Robustelli